Contact

www.linkedin.com/in/bojana-knezevic-a057845 (LinkedIn)
www.holodia.com (Company)

Top Skills

Capacity Building
Management Consulting
Management

Languages

English (Full Professional)
Italian (Professional Working)
Danish (Limited Working)
Serbian (Native or Bilingual)

Bojana Knezevic

COO at Holodia, Techstars '21
Copenhagen, Capital Region, Denmark

Summary

Extensive experience in sales, operations management, business turnaround and development.

Specialist in sales strategy formulation, planning and hands on delivery, P&L management and financial planning, creating and developing high performing teams, developing high-level partnerships, and delivery of commercial targets.
XR, VR technology, SaaS on hardware, Software applications, Energy (renewables and nuclear) and Transportation knowledge and experience.

Focused on meeting and surpassing expectations in building businesses through strengthened reputation and branding. Omni-channel sales experience in Retail, Direct to consumer and B2B. Repeated 10x yearly Growth Success with current and past companies. Managed €25Mil+ in yearly revenues.
Omni-channel sales in Retail, Direct to consumer and B2B.

Currently running 35% m-o-m growth and turning a start up into very successful scale up, while contributing to R&D and product development.

I'm great in finding pain points, and finding and communicating the solutions.

Creating is my passion, Fitness is my love.

Wanting to share my love for fitness, I have opened, developed and operated fitness clubs that become leaders in the local market. But I have also realized that the majority of people out there will never step into a fitness club. They are scared, don't fit, lack motivation.

I believe the answer is in HOLOFIT: Fitness Reinvented. Entertainment brought through Virtual Reality, gamification and full immersion into fantasy worlds that makes people forget that they are on a cardio machine, getting their workout done while having fun.

HOLOFIT is a VR software platform that works on cardio machines: bicycles, rowers, ellipticals, and can be used individually or with others, competing or exercising together, with CardioGoals AI workout programs and continuous new content that ensures that cardio never gets boring again.

It serves members to get motivation and start working out, stick to their goals, and reach new levels of fitness.

Feel free to contact me at knezevic@holodia.com if you wish to:

- Discuss how HOLOFIT can add value to you
- Check out the ways to monetize HOLOFIT VR Fitness
- Discuss partnership opportunities
- Network and share insights from the industry - I am always happy to interact with like-minded professionals.

www.holodia.com

Experience

Holodia
Chief Operating Officer, Founder
March 2017 - Present (5 years 6 months)
Zurich, Switzerland

I have built the backbone of the company, and created and scaled its global presence.

In charge of Sales, Marketing, Finances, Logistics and Product development planning (from strategic and conceptual side), I've enabled 55% CMGR, established significant B2B, B2C and Retail sales channels for company's SaaS platform securing future revenues of $1+mil, built a globally recognized brand and managed to do it under financial constraints with proper financial management and control.

Holodia works with the global fitness industry, delivering multisport VR Cardio Fitness through our Software Platform HOLOFIT. HOLOFIT works on all existing cardio equipment, making cardio fitness more entertaining and social, increasing user motivation and membership retention.

See a demo video at www.holodia.com

My World Taxi Ltd
Chief Operating Officer, Founder
May 2014 - January 2017 (2 years 9 months)
London, UK

Market analysis, identifying and building innovative sales channels, brand creation and development, partnership creation, negotiation and expansion, P&L responsibility.

MyWorldTaxi is the TripAdvisor for taxies.
Website and mobile application with aim to help travelers get the necessary information about the taxi scene in cities around the world. Providing tips and tricks for local taxi usage, informing about the price of the trip in advance, listing all official taxi companies and allowing user to choose the best taxi company according to other users' opinion, always official, registered and verified.

The result: 300 cities fully covered, 2000 taxi companies joined the system and were verified, 8000 daily visits of the website in a year from launching, 7000 app downloads in 2 months from launching without any marketing investment.

The company was sold to Taxify.

Skandia Consulting Group
Senior Managing Partner
October 2012 - May 2015 (2 years 8 months)
Belgrade, Serbia

Market research and analysis, project development in energy, transportation, IT, strategy, communication and financial consulting.

- Financial and Sell-side advisory services to Energowind commercial Wind-park company.

Deal size EUR55mil. Included full-scale project development for commercial wind-park.
- Legal and financial consulting for Serbian Electric Power Distribution Network company on the drafting and introduction of the feed-in tariffs legislation.
- Sell-side advisory and sale of Jugoagent Logistics company; deal size EUR20mil.
- Business advisory and Strategy development for Vega IT, Software development startup.
- Business advisory for My World Taxy, online taxi service provider startup, at development stage.

SCG's key capabilities are operational strategy and strategy execution.
The company is based in Belgrade, Serbia providing services also from Copenhagen. www.skandiaconsulting.com

IAEA
Consultant
July 2011 - October 2012 (1 year 4 months)
Vienna, Austria

The Department of Safeguards carries out the IAEA's duties and responsibilities as the world's nuclear inspectorate, supporting global efforts to stop the spread of nuclear weapons.

Supporting the Management in reviewing and documenting operating practices of the management, financial and administration aspects of the Department, identifying potential process improvement opportunities and giving recommendations for additional actions to optimise and enhance value of the work of Departments and Units.

BeFit
Founder and CEO
June 2008 - June 2011 (3 years 1 month)
Belgrade, Serbia

BeFit is the first eco-friendly boutique fitness studio chain in Belgrade offering innovative fitness programs, group fitness classes, personal trainings, nutrition and wellness services.
We started with one fitness center, grew rapidly to three locations after 18 months mostly thanks to our female focused group trainings: Tae Bo classes, HIIT group workouts, Zumba and Pilates classes. With more than 1700 members we quickly became recognized as one of leading gyms in Serbia.

After three years of hard work starting up, operating and expanding the company, and pleasure of making clients happier and healthier, we made a decision to merge with Athletic Gym Co. becoming a part of largest fitness chain in Belgrade.

United Nations/European Commission, UNMIK EU Pillar
3 years 3 months

Head Of Claims Unit
August 2006 - July 2008 (2 years)
Kosovo

Created and managed Partnerships unit, developing policies, organisational structure and administrative processes, staff recruitment, training and development. Annual work plan and budget development for a 12 person team.
Collaborated with KTA-Kosovo privatisation agency, dealing with privatisation of Socially owned enterprises. Administration and operational support to Expert Working Groups on Energy and Transport&Communications.
Close work with Kosovo IDPs on protection and development of social, employment and other rights, 6 field offices, external consultants, UN agencies, International Organisations and Government institutions.

Claims Officer
May 2005 - August 2006 (1 year 4 months)

Creation and maintenance of Public and Social companies data base information system, claims registration, processing and files management.
Privatization, employment and social rights support and guidance to former workers of Kosovo companies.
Liaison and coordination of activities with Serbian governmental and businesses association and authorities, including Ministry of Energy, CAFAO, EU Office in Belgrade.
Analysing and reporting on legislative, economic, political and administrative developments in Kosovo and Serbia, relevant for the work of the EU Pillar, with special emphasis on Energy and Customs issues.

USAID
Programme Assistant
April 2004 - May 2005 (1 year 2 months)
Belgrade, Serbia

Performing research and compiling background material on major programmatic topics, providing regular feedback on implementation stages of project activities, summarising evaluation results and submitting suggestions for follow-up and improvement at conclusion of projects.

Organisation of trainings on economic issues for South&Eastern Serbian local communities and SME representatives.

Preparing and drafting project implementation reports, success stories, contracts, minutes of meetings.

Goran Bregovic, musician
Personal Assistant
February 1999 - May 2000 (1 year 4 months)
Belgrade, Serbia

Goran Bregović is one of the most internationally known modern musicians and composers of the Balkans. Bregović has composed for such varied artists as Iggy Pop and Cesária Évora.

As the PA to a global star, my job was to coordinate agents, road managers, publicity reps, lawyers, stylists, etc, organise and execute events, media requests, concerts (logistics), cooperation and employments contracts, and private matters.

––––––

Education

University of London International Programmes
Business Administration and Management, General

IEDC - Bled School of Management
Young Managers Programme, Business Administration, Marketing, Management · (2006 - 2006)

Belgrade Law Faculty
Bachelor of Science (BSc), Commercial Law · (1996 - 2000)